UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. __________)*

                              C. R. ANTHONY COMPANY
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    03677610
                                 (CUSIP Number)

                                Mr. Carl Tooker
                               Stage Stores, Inc.
                               10201 Main Street
                               Houston, TX 77002
                           Telephone: (713) 669-2678

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 5, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03677610                   13D                       Page 2 of 7 Pages
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     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Stage Stores, Inc.
        I.R.S. Identification No. 76-0407711
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     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  [ ]
                                                            (b)  [ ]
--------------------------------------------------------------------------------
     3  SEC USE ONLY

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     4  SOURCE OF FUNDS*

        WC
        BK
        OO
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e) [ ]

--------------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
  NUMBER OF         7  SOLE VOTING POWER
    SHARES
 BENEFICIALLY          1,798,093 (1)
   OWNED BY         ------------------------------------------------------------
     EACH           8  SHARED VOTING POWER
  REPORTING
    PERSON             None
     WITH           ------------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER

                       1,798,093 (1)
                    ------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER

                       None

--------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,798,093 1
--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [ ]

--------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16.6% (2)
--------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

CUSIP No. 03677610                                             Page 3 of 7 Pages

(1) The shares of common stock of C. R. Anthony Company (the "Issuer") covered by this report are purchasable by Stage Stores, Inc. ("Stage Stores") upon exercise of an option (the "Option") granted to Stage Stores pursuant to the Termination Option Agreement dated as of March 5, 1997 between Issuer and Stage Stores (the "Termination Option Agreement") and described in Item 4 of this report. Prior to the exercise of the Option, Stage Stores is not entitled to any rights as a stockholder of the Issuer as to the shares covered by the Option. The number of shares of common stock of the Issuer purchasable by Stage Stores under the Option, which is initially set to equal 1,798,093 shares, will be adjusted if necessary so that the number of shares purchasable by Stage Stores upon exercise of the Option is equal to 19.9% of the total outstanding shares of common stock of the Issuer immediately prior to the time of such exercise. The Option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Prior to such exercise, Stage Stores expressly disclaims beneficial ownership of the shares of common stock of the Issuer which are purchasable by Stage Stores upon exercise of the Option.

            The number of shares indicated represents approximately 19.9% of the total outstanding shares of common stock of the Issuer as of March 5, 1997, excluding shares issuable upon exercise of the Option, as represented by the Issuer in the Agreement and Plan of Merger dated as of March 5, 1997 between the Issuer and Stage Stores.

(2) Adjusted to reflect the issuance by the Issuer of 1,798,093 shares of common stock of the Issuer upon exercise of the Option as described herein.


ITEM 1. SECURITY AND ISSUER.

            This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock," an individual share of which is a "Share"), of C. R. Anthony Company, an Oklahoma corporation (the "Issuer"). The principal executive offices of the Issuer are located at 701 North Broadway, Oklahoma City, Oklahoma 73102.

ITEM 2. IDENTITY AND BACKGROUND.

            This Schedule 13D is filed by Stage Stores, Inc. ("Stage Stores"), a Delaware corporation. Stage Stores is a retail apparel company that operates retail stores carrying well known, national brand name family apparel in over 200 small towns and communities across the central United States. The Company currently operates 320 stores through its "Stage", "Bealls" and "Palais Royal" trade names in 19 states throughout the central United States. Approximately 77% of these stores are located in small markets and communities with as few as 4,000 people. The remainder of the Company's stores operate in metropolitan areas, primarily in suburban Houston. Stage Stores' merchandise offerings include a carefully edited but broad selection of branded, moderately priced, fashion apparel, accessories, fragrances and cosmetics and footwear for women, men and children. Over 85% of 1995 sales consisted of branded merchandise, including nationally recognized brands such as Levi Strauss, Liz Claiborne, Chaps/Ralph Lauren, Calvin Klein, Guess, Hanes, Nike, Reebok and Haggar Apparel. Stage Stores' principal offices are located at 10201 Main Street, Houston, Texas 77002.

            During the last five years, to the best of Stage Stores' knowledge, neither Stage Stores nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

            All of the executive officers and directors of Stage Stores are citizens of the United States. The name, business address and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director of Stage Stores is set forth in Schedule A to this Schedule 13D and is specifically incorporated herein by reference in its entirety.

CUSIP No. 03677610                                             Page 4 of 7 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            This Statement relates to an option granted to Stage Stores by the Issuer to purchase shares of Common Stock from the Issuer as described in Item 4 below (the "Option"). The Option entitles Stage Stores to purchase up to 1,798,093 Shares (the "Option Shares") under the circumstances specified in the Termination Option Agreement dated as of March 5, 1997 between Stage Stores and the Issuer (the "Termination Option Agreement") and as described in Item 4 below for a purchase price of $8.00 per Share (the "Purchase Price"). The number of Option Shares will be adjusted if necessary so that the number of Shares purchasable by Stage Stores upon exercise of the Option is equal to 19.9% of the total outstanding Shares of common stock of the Issuer immediately prior to the time of such exercise. Reference is hereby made to the Termination Option Agreement, which is included as Exhibit 10.1 to the current report on Form 8-K of Stage Stores dated March 5, 1997 (the "Form 8-K"), for the full text of its terms, including the conditions upon which it may be exercised. The Termination Option Agreement is incorporated herein by reference in its entirety.

            The Option was granted by the Issuer as an inducement to Stage Stores to enter into the Agreement and Plan of Merger dated as of March 5, 1997 between Stage Stores and the Issuer (the "Merger Agreement"). Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the stockholders of the Issuer and various regulatory agencies), either the Issuer will merge with and into a wholly-owned subsidiary of Stage Stores (the "Merger Sub") or the Merger Sub will merge with and into the Issuer (the "Merger"), with either the Merger Sub or the Issuer continuing as the surviving corporation (the "Surviving Corporation"), and each issued and outstanding share of common stock of the Issuer, par value $0.01 per share, will be converted into the right to receive shares of Stage Store's $0.01 par value common stock and cash based on a formula in the Merger Agreement representing, in the aggregate, at least $8.00 in value. If the Merger is consummated in accordance with the terms of the Merger Agreement, the Option will not be exercised. No monetary consideration was paid by Stage Stores to the Issuer for the Option.

            If Stage Stores elects to exercise the Option, it currently anticipates that the funds needed to pay the Purchase Price will be generated by a combination of available working capital, bank or other borrowings and/or the sale, in whole or in part, of Option Shares following such exercise.

ITEM 4. PURPOSE OF TRANSACTION.

            As stated above, the Option was granted to Stage Stores in connection with the execution of the Merger Agreement. The Option shall become exercisable upon the occurrence of certain events set forth in Section 2 of the Termination Option Agreement, none of which has occurred at the time of this filing.

            If the Merger is consummated in accordance with the terms of the Merger Agreement, the Board of Directors and officers of the Merger Sub at and as of immediately prior to the Merger will be the directors and officers of the Surviving Corporation.

            If the Merger is consummated in accordance with the terms of the Merger Agreement, the Certificate of Incorporation and the Bylaws of the Surviving Corporation as in effect at and as of immediately prior to the Merger will remain unchanged by the Merger and be the Certificate of Incorporation and the Bylaws of the Surviving Corporation.

            Stage Stores has the right to cause the Issuer to prepare and file up to two registration statements under the Securities Act of 1933, as amended, in order to permit the sale by Stage Stores of any Option Shares purchased under the Option.

            The descriptions herein of the Termination Option Agreement and the Merger Agreement are qualified in their entirety by reference to such agreements, copies of which were filed as Exhibits 10.1 and 2.1, respectively, to the Form 8-K, and which are specifically incorporated herein by reference in their entirety.

CUSIP No. 03677610                                             Page 5 of 7 Pages

            Other than as described above, Stage Stores has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Stage Stores reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

            As a result of the issuance of the Option, Stage Stores may be deemed to be the beneficial owner of 1,798,093 Shares, which would represent approximately 16.6% of the Shares outstanding after exercise of the Option (based on the number of Shares outstanding on March 5, 1997, as set forth in the Merger Agreement). Stage Stores will have sole voting and dispositive power with respect to such Shares.

            The Option Shares described herein are subject to the Option, which is not currently exercisable. Nothing herein shall be deemed to be an admission by Stage Stores as to the beneficial ownership of any Shares, and, prior to exercise of the Option, Stage Stores disclaims beneficial ownership of all Option Shares.

            Except as described herein, neither Stage Stores nor, to the best of Stage Stores' knowledge, any other person referred to in Schedule A attached hereto, beneficially owns or has acquired or disposed of any Shares of the Issuer during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Except for the Merger Agreement and the Termination Option Agreement, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

     Exhibit    Description
     -------    -----------
       2.1      Agreement and Plan of Merger dated as of March 5, 1997 between
                C. R. Anthony Company and Stage Stores, Inc. (incorporated by reference from Exhibit 2.1 to the Form 8-K).

      10.1      Termination Option Agreement dated as of March 5, 1997 between
                C. R. Anthony Company, as Grantor, and Stage Stores, Inc., as Grantee (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K of Stage Stores, Inc. dated March 5, 1997 (the "Form 8-K")).

CUSIP No. 03677610                                             Page 6 of 7 Pages

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.

March 12, 1997                                STAGE STORES, INC.


                                              By:  /s/ CHARLES M. SLEDGE

                                                Name:  Charles M. Sledge
                                                Title: Vice President/
                                                       Controller

                                   Schedule A

            The name and principal occupation of each executive officer and director of Stage Stores are set forth below. Unless otherwise noted, each of these persons is a United States citizen. Unless otherwise noted, the business address of each person set forth below is Stage Stores, Inc., 10201 Main Street, Houston, Texas 77002.

Name                          Principal Occupation
------------------------      ----------------------------------

Carl Tooker                   Chairman, Chief Executive Officer and
                              Director Stage Stores

Mark Shulman                  Executive Vice President/Chief Merchandising
                              Officer

James Marcum                  Executive Vice President/Chief Financial
                              Officer

Stephen Lovell                Executive Vice President/Director of Stores

Ron Lucas                     Senior Vice President/Human Resources

Jerry Ivie                    Senior Vice President, Secretary and
                              Treasurer

Joshua Bekenstein(1)          Managing Director of Bain Capital, Inc.;
                              Director of Stage Stores

Adam Kirsch(1)                Managing Director of Bain Capital, Inc.;
                              Director of Stage Stores

Peter Mulvihill(2)            Managing Director of Oak Hill Partners, Inc.;
                              Director of Stage Stores

Lasker Meyer(3)               Retired; Director of Stage Stores
--------
(1) Mr. Bekenstein and Mr. Kirsch's business address is Bain Capital, Inc., Two Copley Place, Boston, Massachusetts.

(2) Mr. Mulvihill's business address is Oak Hill Partners, Inc., 65 East 55th Street, New York, New York.

(3)  Mr. Meyer's address is 5600 San Felipe #3, Houston, Texas.

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